EXHIBIT 99.1

Dunxin Financial Holdings Announces Plans to Launch its New Supply Chain Finance Cloud Platform

WUHAN, China, April 22, 2019 /PRNewswire/ -- Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a leading licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, announced today that it plans to release its first mobile application “HiTon” in May 2019. “HiTon”, through DXF’s self-developed supply chain finance cloud platform, enables sellers to access credit for the sale of goods to buyer through logistics companies.

The Company has spent more than one and a half years on exploring the business opportunity in this market and six months on the research and development of the cloud-based platform. “HiTon” is designed to help sellers receive payment on the same date of shipment by offering short-term credit support that greatly improves capital efficiency by shortening the accounts receivable period, which traditionally lasts for 7-15 days. By cooperating with Dunxin, the logistics company will be positioned to change from a pure-play logistics company into a comprehensive service provider by offering logistic, financial, and settlement services. The mobile app will be launched in May of this year.

Dunxin’s Supply Chain Finance Cloud Platform is a technology-driven platform enabled by the big data analytics, cloud computing, AI, and mobile internet technologies. The platform is also built with a sophisticated risk management system, which includes automated customer selection, fraud detection, and credit scoring and assessment.

Mr. Qizhi “Ricky” Wei, Chairman and Chief Executive Officer of Dunxin, commented that, “The release of the new mobile app and the launch of our Supply Chain Finance Cloud Platform will showcase that the Company has transformed from its traditional lending business into the O2O supply chain financial business that will serve as a new engine to drive future growth. Going forward, the Company will make continuous efforts to develop a variety of supply chain financial products, helping meet the increasing demand from both individuals and SMEs by offering more customized services, and expanding our network presence in the regional market.”

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading licensed microfinance lenders in Hubei Province, China. We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and small- and medium-sized enterprises. We received the Vice President Award from the China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Award from the Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Micro-credit Company” by the China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Micro-credit Companies in China” by the China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and one of the “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People’s Government of Wuchang District in July 2017. The Company has a strong capital base and professional credit business experience in the microfinance industry.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

Dunxin Financial Holdings Limited

Claire Chen

Telephone: +86(27)8856-9912

Email: ir@dunxin.us